Dodie Kent
                                          Vice President and Counsel
                                          212-314-3970
                                          Fax:  212-707-1791
                                          MONY Life Insurance Company of America
                                          1290 Avenue of the Americas
                                          New York, New York 10104

March 13, 2006


Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:   MONY America Variable Account L
               Registration No. 333-102233

Commissioners:

MONY Life Insurance Company of America ("MONY America") requests the withdrawal of its submission made pursuant to Rule 477 under the Securities Act of 1933 on February 3, 2006, accession number 0000771726-06-000016.

Please contact the undersigned if there are any questions in connection with this matter.

Very truly yours,



/s/ Dodie Kent